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                     CENCOM CABLE INCOME PARTNERS II, L.P.
                       12444 POWERSCOURT DRIVE, SUITE 400
                         ST. LOUIS, MISSOURI 63131-3660

                                                              [          ], 1997

To the Limited Partners:

    We are pleased to report that the Partnership has commenced liquidating its assets by contracting to sell its Anderson County, South Carolina cable system. In addition, as part of the Partnership's liquidation, Cencom Partners, L.P., a limited partnership in which the Partnership has a majority limited partnership interest ("CPLP"), has commenced liquidating its assets by contracting to sell its Abbeville, South Carolina and Sanford and Lincolnton, North Carolina cable systems. These four cable systems are expected to be sold to affiliates of the General Partner, and the attached written Disclosure Statement provides additional information regarding such transaction. In addition, the Partnership expects to enter into purchase agreements to sell two clusters within the Partnership's southeast Texas cable systems, each to a different unaffiliated third party. Upon consummation of the various asset sales for which purchasers have been identified, and after the Partnership's and CPLP's anticipated reductions of outstanding debt and in the event the Partnership is able to renegotiate its bank credit facility, it is anticipated that unitholders will receive a distribution of approximately $314 per unit before withholdings for state income taxes, $236 of which is attributable to the affiliate sales, with the remaining $78 being attributed to the sales of the two clusters in southeast Texas. An amount equal to $28 per unit of the proceeds from the sales of the southeast Texas clusters will be held in escrow for a period of one year, after which time such amount, or such lesser amount as is available after payment of any contingencies or liabilities resulting from the sales of the southeast Texas clusters, will be distributed to the unitholders. The General Partner believes the above-referenced sales, combined with a renegotiation of the Partnership's bank credit facility, will enable the Partnership to further reduce indebtedness utilizing cash flow from remaining assets and should enable the Partnership to make additional special distributions to unitholders out of the proceeds of future asset sales. Based on an appraisal of all of the assets of the Partnership and CPLP and on bids actually received by the General Partner and the general partner of CPLP in January 1996, the General Partner estimates that the amount of additional distributions which may be made to unitholders from the future sale of the remaining assets of the Partnership and CPLP will be between $115 and $170 per unit.

    As you are probably aware, the Partnership's term expired on December 31, 1995, as provided in the Partnership Agreement. Because of the Partnership's resulting need to liquidate all of its assets, including its investment in CPLP, and because of the additional requirement by CPLP's senior bank lenders that CPLP repay its outstanding debt, both the Partnership and CPLP began the process of liquidation. In doing so they obtained two independent appraisals for their respective cable television systems, and conducted competitive auctions to attract a larger number of potential purchasers. In the auctions, the Partnership and CPLP each received at least one offer for each system being sold, but no bids were received with respect to all of the Partnership's or CPLP's systems as a whole and certain bids were deemed inadequate by the General Partner. The auctions did result in multiple rounds of bidding, with the final bid exceeding the appraised value for the Partnership's Anderson County cable system and for CPLP's Sanford, Lincolnton and Abbeville cable systems. The bids for these four systems were submitted to the Partnership by affiliates of the General Partner and purchase agreements have been executed. In addition, bids submitted with respect to two clusters within the Partnership's southeast Texas cable systems have been accepted by the Partnership and purchase agreements have been entered into with respect to such clusters. The General Partner and the general partner of CPLP intend to continue to seek buyers at fair prices for the Partnership's and CPLP's remaining assets in order to complete the liquidation of the Partnership and CPLP as quickly as possible, at which time the General Partner will terminate the Partnership and distribute any remaining cash. Until the Partnership is able to sell all of its assets and liquidate its investment in CPLP, however, the general partners will continue to operate the Partnership's and CPLP's remaining systems.
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    For the four systems proposed to be sold to affiliates of the General
Partner, the following table sets forth the highest appraised value, the purchase price offered, the number of subscribers and the purchase price per subscriber for each such system, and the entity that owns the system:

                                                                                                   PURCHASE
                                                                                        BASIC      PRICE PER   PARTNERSHIP
                                                        HIGHEST                      SUBSCRIBERS  SUBSCRIBER    THAT OWNS
LOCATION OF SYSTEM                                  APPRAISED VALUE  PURCHASE PRICE  AT 12/31/96  AT 12/31/96  THE SYSTEM
--------------------------------------------------  ---------------  --------------  -----------  -----------  -----------
Anderson County, South Carolina...................   $  36,000,000    $ 36,700,000       20,800    $   1,764      CCIP II
Abbeville, South Carolina.........................       4,100,000       4,200,000        2,500        1,680         CPLP
Sanford, North Carolina...........................      20,700,000      20,750,000       12,600        1,647         CPLP
Lincolnton, North Carolina........................      27,200,000      27,500,000       14,800        1,858         CPLP

    The purchase price in each of the proposed sales described in the table above has been offered by an affiliate of the General Partner, and, as shown above, each such offer exceeds the highest appraised value and is also the highest amount bid for the relevant system in the auctions. Under the Partnership Agreement, the General Partner or one of its affiliates may purchase assets from the Partnership only if it obtains the advance approval of the limited partners to the proposed transaction. Although the CPLP Partnership Agreement does not require your approval for a sale of assets of CPLP to the General Partner, the Partnership or any of their affiliates, the General Partner has decided to afford the limited partners the additional protection of this right. Therefore, the acceptance by the Partnership and CPLP of bids submitted by affiliates of the General Partner has prompted the delivery of this information package to you.

    Approval of the proposed sale transaction described in the table above requires the affirmative vote of the holders of a majority of the Partnership's limited partnership units. THE GENERAL PARTNER RECOMMENDS THAT HOLDERS OF LIMITED PARTNERSHIP UNITS VOTE IN FAVOR OF THE PROPOSED SALE TRANSACTION.

    For the two southeast Texas clusters anticipated to be sold to unaffiliated third parties, the following table sets forth the estimated appraised value, the purchase price offered, the number of subscribers and the purchase price per subscriber for each such cluster and the entity that owns the system in which such cluster is located:

                                                                                                    PURCHASE
                                                      HIGHEST                           BASIC       PRICE PER   PARTNERSHIP
                                                     APPRAISED                       SUBSCRIBERS   SUBSCRIBER    THAT OWNS
LOCATION OF CLUSTER                                   VALUE*        PURCHASE PRICE   AT 12/31/96   AT 12/31/96  THE SYSTEM
-----------------------------------------------  -----------------  --------------  -------------  -----------  -----------
Jasper, Texas..................................     Not Calculated   $ 10,000,000         6,800     $   1,470      CCIP II
Marlin, Texas..................................     Not Calculated      5,250,000         3,500         1,500      CCIP II

    The Partnership's investment in CPLP was made in accordance with the terms of its Partnership Agreement covering investments. Because this investment was an affiliate transaction, it was not negotiated on an arm's-length basis and, consequently, did not include certain protective provisions, such as requiring the consent of the Partnership (in its capacity as a limited partner of CPLP) to certain asset sales by CPLP. However, because the general partner of CPLP is causing CPLP to obtain appraisals and conduct an auction for the sale of its systems and the General Partner is giving the limited partners the right to approve the sale of three of CPLP's systems, the limited partners are being afforded the same protection with respect to the sale of assets by CPLP as that to which they are entitled with respect to the sale of assets by the Partnership. If the sale transaction is not approved and consummated, the Partnership and CPLP would again be required to seek interested potential purchasers in the marketplace. However, there can be no assurance that the prices which could be obtained in a subsequent sale or sales would equal at

------------------------
* No appraisals were conducted with respect to individual cable television systems other than those being sold to affiliates of the Partnership.

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least the purchase prices currently being offered for each of the systems. In the event that the sale transaction is not approved, none of the $314 distribution is likely to be made, as no proceeds will be available from the affiliate transaction, and any proceeds from the sales of the southeast Texas clusters otherwise distributable to the limited partners may be required to be used to reduce the Partnership's indebtedness.

    The General Partner's recommendation that holders of limited partnership units vote in favor of the proposed sale transaction is based on its belief that the proposed purchase prices are fair, from a financial point of view, to the Partnership and to the limited partners and that the proposed sales of the Anderson County and Abbeville, South Carolina cable systems and the Sanford and Lincolnton, North Carolina cable systems are in the best interests of the Partnership and the limited partners. In reaching this conclusion, the General Partner considered several factors, including: (i) the auction processes, which generated several rounds of competing bids from unaffiliated potential purchasers and is generally recognized as a strong indicator of the actual market value of assets, (ii) the proposed sales prices, which exceed the appraised values determined by independent appraisers, (iii) the fact that sales to the affiliated purchasers will not occur without the approval of limited partners holding a majority of the limited partnership units and (iv) the retention of outside counsel to monitor compliance by the Partnership with the appraisal process and other requirements of the Partnership Agreement and compliance by CPLP with similar procedures established for its sale transaction.

    If you hold limited partnership units, please fill in the appropriate blanks, sign and date the enclosed consent form and return it in the envelope provided for that purpose as promptly as possible, but, in any event, not later
than 10:00 a.m. on [      ], 1997 (or such later date as the General Partner
shall determine). The time perod for voting will be extended by the General Partner for a period of up to 45 days in the event that a majority of the Limited partnership units are not voted in favor of the proposed sale
transaction by [          ], 1997. Limited partners who wish to determine
whether the initial deadline has been extended may contact the Partnership's Investor Relations Department at (313) 965-0555.

    If you abstain from voting your abstention will be treated as a vote against the proposed sale transaction. Properly signed but unmarked consent forms will be treated as votes in favor of the proposed sale transaction.

                                          Sincerely,
                                          Cencom Properties II, Inc.,
                                          the General Partner

                                          Howard L. Wood, President

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